UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CF CORPORATION

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G203071231

(CUSIP Number)

February 15, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The Ordinary Shares have no CUSIP number. The CINS number for the Class A Ordinary Shares is G20307123.

CUSIP No. G20307123	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,000,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,000,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IA

(1)	The percentage set forth in Row 11 of this Cover Page is based on the 69,000,000 shares of Ordinary Shares (as defined herein) of the Issuer (as defined herein) outstanding as of September 30, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2016 (“Form 10-Q”). The Reporting Persons (as defined herein) are filing this Amendment (as defined herein) in order to amend and restate the incorrect percentage set forth in Row 11 of each Cover Page of Amendment No. 1 (as defined herein).

CUSIP No. G20307123	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS Blue Mountain Credit Alternatives Master Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,396,511
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,396,511
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,396,511
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (1)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	The percentage set forth in Row 11 of this Cover Page is based on the 69,000,000 shares of Ordinary Shares of the Issuer outstanding as of September 30, 2016, as reported in Form 10-Q. The Reporting Persons are filing this Amendment in order to amend and restate the incorrect percentage set forth in Row 11 of each Cover Page of Amendment No. 1.

CUSIP No. G20307123	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer

CF Corporation

(b)	Address of Issuer’s principal executive offices

1701 Village Center Circle

Las Vegas, Nevada 89134

Item 2.

(a)	Name of person filing

This Amendment No. 2 (this “Amendment”) to the Schedule 13G filed on June 8, 2016 (as amended by Amendment No. 1 thereto filed on February 23, 2017 (“Amendment No. 1”)), is being filed on behalf of BlueMountain Capital Management, LLC (“BMCM”) and Blue Mountain Credit Alternatives Master Fund L.P. (“BMCA” and, together with BMCM, the “Reporting Persons”) with respect to the shares of Class A Ordinary Shares, $0.0001 par value per share (the “Ordinary Shares”), of CF Corporation, a Cayman Islands exempted company (the “Issuer”).

BMCM acts as investment manager to, and exercises investment discretion with respect to the Ordinary Shares directly owned by, the following entities:

(i)	BMCA, with respect to the 3,396,511 shares of Ordinary Shares directly owned by it;

(ii)	BlueMountain Foinaven Master Fund L.P., a Cayman Islands exempted limited partnership, with respect to the 346,428 shares of Ordinary Shares directly owned by it;

(iii)	BlueMountain Guadalupe Peak Fund L.P., a Delaware limited partnership, with respect to the 128,318 shares of Ordinary Shares directly owned by it;

(iv)	BlueMountain Logan Opportunities Master Fund L.P., a Cayman Islands exempted limited partnership, with respect to the 262,927 shares of Ordinary Shares directly owned by it;

(v)	BlueMountain Montenvers Master Fund SCA SICAV-SIF, an investment company with variable capital organized as a specialized investment fund in the form of a corporate partnership limited by shares under the laws of Luxembourg, with respect to the 209,444 shares of Ordinary Shares directly owned by it;

(vi)	BlueMountain Kicking Horse Fund L.P., a Cayman Islands exempted limited partnership, with respect to the 218,343 shares of Ordinary Shares directly owned by it; and

(vii)	BlueMountain Long/Short Equity Master Fund L.P., a Cayman Islands exempted limited partnership, with respect to the 2,438,029 shares of Ordinary Shares directly owned by it.

The filing of this statement should not be construed as an admission that BMCM is, for the purpose of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.

(b)	Address or principal business office or, if none, residence

280 Park Avenue, 12th Floor, New York, New York 10017

(c)	Citizenship

See Row 4 of each Cover Page.

(d)	Title of class of securities

Class A Ordinary Shares, par value $0.0001 per share

(e)	CUSIP No.

G20307123

CUSIP No. G20307123	13G	Page 5 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

BMCM expressly declares that this filing shall not be construed as an admission that it is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

Item 5. Ownership of 5 Percent or Less of a Class.

Amendment No. 1 constituted an exit filing for BMCA.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G20307123	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 1, 2017

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ ERIC M. ALBERT
Eric M. Albert, Chief Compliance Officer

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P.
By: Blue Mountain CA Master Fund GP, Ltd.

By:	/s/ ANDREW FELDSTEIN
Andrew Feldstein, Director